
Disrupting a $2.5B Global Market
With our High Efficiency Small-Scale Wind Turbines
halo
ENERGY

INVEST IN **HALO ENERGY**

Disrupting a $2.5B Global Market With our High Efficiency Small-Scale Wind Turbines

halo.energy Wellesley, MA

Highlights

1. Technology backed by 10 years and $170M in R&D at Ogin
2. Disrupting a projected $2.5B market by 2030 with more efficient small-scale turbines
3. A proprietary shrouded design with over 2x the power output of comparable solutions
4. 50% reduction in turbine size compared to conventional models
5. Patent portfolio of 36 pending cases
6. Seasoned team with 20+ years experience across wind energy development
7. Successful product testing in harsh weather conditions
8. Pre-revenue company with significant room for growth

Featured Investor



Dave Forbes
Syndicate Lead

Follow

Invested $5,000

"I am thrilled to make this investment in Halo Energy, a leader in small wind turbines. Halo is at the forefront of a multi-billion dollar market, and providing reliable and renewable energy to customers in the essential verticals of telecom and agriculture. I'm confident that Halo will continue to grow their market share, expandits customer base into new industry verticals, and generate significant returns in the coming years. This is a strong management & engineering team, customer interest is confirmed, and the technology has been proven through several pilot projects. I look forward to a successful Wefunder round, and to years of growth and profitability for Halo Energy!"

Our Team



Vin Loccisano CEO and Director

Vin directs engineering, product development, and manufacturing activities. He held a variety of executive & legal roles at Schlumberger, including the management of a $1.1B annual research budget and a global staff of 140 scientists and engineers.



Charles Karustis Chief Development Officer

Charlie is responsible for the development of new markets and managing customer relationships. He was Director of Business Development at Ogin, Inc. where he developed the project site that hosted Ogin's first commercial, shrouded wind turbines.



Dr. Michael Werle Technical Advisor and Director

Dr. Werle, co-founder of Ogin Inc., developed shrouded wind-turbine tech sold to Vestas in 2017. He spent 10 years as an Engineering Professor at the University of Cincinnati and Virginia Tech and worked in two US Navy research labs.

Disrupting a $2.5B Global Market With our High Efficiency Small-Scale Wind Turbines


How We
Got Here

The idea for Halo Energy was formed while developing large-scale wind turbines for our previous firm Ogin, Inc.

At Ogin, the cost and complexity of developing large scale turbines was not economically feasible for many applications. Our founders realized that by using the same principles and technology of large turbines, we could build a smaller, but highly efficient turbine that would provide even more power at lower costs.

What emerged was Halo Energy's new, groundbreaking solution known as the shrouded wind turbine.

Leveraging over 10 years of extensive research and development by, and over $170 million of venture capital and private investment in, Ogin, **Halo has developed next-level technology** that has proven its worth through successful full-scale testing and certification of its commercial 6-kilowatt wind turbine.



10 years
$170 M
6 kw wind
halo
ENERGY

Halo's Story

2017

Halo Formed

- Concept derived from Ogin 150 kW turbine

2018

Halo 6 kW Prototype

- High power output
- Power curve unmatched
- Manufactured 10 pilot turbines



2019




Halo Raises $600K through SeedInvest
• Applied to NY test turbine and cell tower pilot
2020
NY Test Turbine
• Successful operation for 1 year
• High efficiency confirmed
• Encountered harsh conditions
2021
Telecom Pilot
• Installed on cell tower
• Turbine produced 6 kW
2022
2023
Prepare for Wefunder Fundraise
2024
We are here


Because the World Needs
Better Renewable Energy
Solutions

The climate crisis asks us to eliminate one billion metric tons of greenhouse gasses from global energy production by 2040. Unfortunately, current energy solutions aren't able to produce renewable, clean energy that's also economically efficient to meet global demand.

Wind energy represents an important resource for building sustainable, clean energy systems that can help us solve the climate crisis while powering generations to come. But wind power solutions aren't easy to build. Large-scale wind turbines are costly, inefficient, and can only be installed in specific locations. Therefore, we need smaller, more efficient turbines that can produce clean, wind power and be easily installed in a variety of locations.


Smaller size
Increased power generation
An economically viable wind turbine

Halo Energy devised a new way to generate power using smaller, more efficient wind turbines that can be installed on existing infrastructure. Usually, turbines become less efficient as they get smaller, but Halo Energy has created a shrouded wind turbine, which draws more air flow through the rotor plane, lowers back pressure, and accelerates air through the rotor. This helps to increase blade speed and generate more energy as a result.

The shrouded turbine design is derived from jet engine and airplane technology, and is able to generate 6.0 kW of power compared to 2.1 kW of power at the same physical size and price of traditional turbines.


Halo >2X More Efficient
at Same Diameter
Halo
Efficient Aerodynamics
Draws more air flow through rotor plane
Shroud lowers back pressure and accelerates air through the rotor, increasing blade speed
Conventional
Inefficient Aerodynamics
Wind energy lost because 40%+ flows around blades
Turbines become less efficient as they get smaller
Halo 6K Power Curve
Halo 3.7
Skystream 3.7
6.0 kW
6.0 kW output vs. 2.1 kW output
same physical size and price!

Halo's turbines provide up to 2x the power of the same size conventional turbines. This helps to lower the levelized cost of energy (LCOE) and eliminate the need for land to house large solar farms or wind turbines. Additionally, Halo Energy's turbines are so economically-efficient that while they qualify for tax credits, they aren't necessary to be commercially viable.


halo
ENERGY
A SIMPLE MISSION
To decarbonize energy production and mitigate climate change in an efficient, affordable way.

How We Can Achieve Our Goals: The Halo Energy Shrouded Wind Turbine

With Halo Energy's shrouded wind turbine technology, small wind turbines deliver clean energy that makes economic sense. Halo can deploy its turbines at the location of demand where power is consumed, as opposed to turbines in remote areas that need to transmit power great distances over long cables.

Halo offers a compact wind turbine that is easy to site and install while still making meaningful power output in a small physical package. This fundamentally cost effective solution delivers power cheaper than any of the incumbent and inefficient solutions.

With almost 50 million buildings in the United States primed for distributed grid wind generation, there has yet to be an economically-efficient solution that can be installed at the point of demand, while also scaling to meet the energy needs of customers. But because of Halo's proprietary design and easy installation, its shrouded wind turbines can be installed almost anywhere.

Halo's design works in all locations and weather conditions, including extreme heat, ice, snow, etc. Plus, because of their small size, Halo's turbines don't have to deal with the installation and maintenance issues of large-scale turbines.



The Halo Solution
Halo Energy Shrouded Wind Turbine System
Scalable technology that provides up to 2x the power of same size conventional turbines
Aerodynamic design by PhD-level aerodynamicists from United Technology Company, Pratt and Whitney and Ogin Inc.
Lower levelized cost of energy (LCOE), no need for space like solar
Product of $170M+, 10-Year R&D investment
Eligible for tax credits, but not needed to be commercially viable
Patent Portfolio (36 patent applications)

In short, Halo Energy's turbines are a better solution for the wind industry because of their:

1. Compact design
2. Easy assembly
3. Installation on existing structures
4. Highly efficient power delivery

We Blow Away the Competition

Halo operates in the small-scale wind turbine space, which is expected to reach $2.5B by 2030. This high-growth industry already has several competitors, including companies like Flower Turbines and Bergey Wind Power which boast their own small-scale turbines. However, these competitors fail to offer low-cost, scalable solutions. Additionally, most competing products require complex installation and upkeep that make it difficult for the customer to maintain.


Existing Turbines Not Economically Viable
High-cost, Inefficient, Difficult to "Site" and Install
Insufficient power output (Kinetic Art)
Difficult to site in distributed applications
Large physical size for modest power output
Poor scalability

You're Still Early In Our Journey

Currently, Halo is pre-revenue, meaning we are still very early in our development as a company. Future revenue streams are projected to come via product sales to large commercial customers across a wide range of industries. However, we are first targeting the telecom industry because our product is uniquely designed to support existing telecom infrastructure.



Why Telecom Initially?
Manageable marketplace highly concentrated tower ownership
Halo turbine Attaches directly to tower - low BOP costs
Corporate mandates to deploy renewable energy systems
Lowest levelized cost of energy of any micro wind turbine
Can generate 100% of energy required in good wind regimes
Provides up to 2X energy of similar sized conventional wind turbines

We've Already Achieved Significant Traction

Some pre-revenue companies find it hard to gain traction without showing sales. But not Halo. Without even selling a single turbine, we've already gained market traction and built a name for ourselves in the small-scale turbine industry.

Our Traction



36 patents pending or under review

A successful 1-year product test in New York

Multiple peer reviewed white papers verifying our technology

NREL

A partnership with the National Renewable Energy Lab (NREL) for future energy tax credits

An Important, Expanding market

It's no surprise that with an increased demand for clean energy, the wind energy market continues to grow.


CAGR 9.2%
from 2022 to 2030
$2.5B
This is no different for the small-scale wind turbine market, which is projected to grow at a CAGR of 9.2% from 2022 to 2030, reaching $2.5B by the end of that time.

Your Investment Can Help Fuel Our Next Stage of Growth

With your investment, Halo aims to reach profitability in less than 3 years, and achieve an exit by our goal of 2030.



Operations
$2.5M
Hire 2-3 key employees
Scale commercial manufacturing
Deploy 5-10 Telecom pilot turbines with high volume adopters
Customer & partner engagement for Agriculture market
Begin Product Development for next target market
2024-2025
$15M
Deploy EV charging pilots
Sign EV partnership agreements
Execute on 5,000 Telecom / AG market unit order
Deploy New Product pilot turbines
2026-2027
$30M
EV manufacturing ramp
Initiate Energy as a Service model
2027-2029
Customer Sustained
2030-Exit
2024 Campaign
Series A
Debt (commercial and venture)
Customer Sustained

Future projections are not guaranteed.

We have so many exciting things on the horizon that we can achieve together, including:

- Build a team to handle customer integration and sales
- Employe a contract manufacturer who will build our turbines for sale.
- Generate sales in 2024 and profitability in about 18 months selling to only the telecom market
- Design a new 3kW turbine to complement our existing 6kW model

Invest in a Dedicated Team With Planet-Changing Product

The Halo Energy team has dedicated their careers to building better wind energy solutions. They've taken the lessons learned from previous endeavors to design a new wind turbine that makes wind energy a real possibility across a wide range of industries and communities around the world.

Halo's shrouded wind turbine delivers on its promise of increased power production at a compact size that can be easily installed anywhere. The potential applications for this are huge. As a result, an investment in Halo Energy is not only an investment in combating climate change, but it's also an investment in a game-changing product that has huge growth potential and global applications.

What's Next For Halo

Halo has amazing plans for the future of its business. Our roadmap is filled with exciting initiatives that will help us continue to grow and serve more industries and customers along the way.

This includes:

- Launching in our next market, agriculture and industrial, with designs for off-grid irrigation pumping, military outposts, and commercial roofing

- Increasing patent filings to protect our intellectual property
- Designing our next product: a 3kw small-scale turbine


The Next Solution -
Agricultural and Industrial
Readily deployable for various applications like off-grid irrigation pumping, military outpost or commercial rooftop
Simple tilt up tower options require limited equipment
Readily installed without shadow concerns unlike solar

A Sneak Peak Into the Future

We aren't satisfied with producing turbines for just the telecom or industrial industries. In fact, we want small-scale wind turbines to be a part of every piece of infrastructure possible. That includes EV charging stations and even disaster relief areas to provide the power that aids workers supporting communities when they need it most.


Install on Existing Structures
Generate power at the point of demand
Designed to integrate with Solar and Battery Storage
Next Market Segment: EV charging!


Halo Disaster Relief Turbines
Uniquely suited to meet the needs of Government and Aid Workers
Integrated into readily deployed shipping containers
Quick to ship and setup
Designed for short and long term power needs as areas rebuild

Don’t Miss Out on This Renewable Energy Investment Opportunity!

Wind represents one of the cleanest, most efficient forms of power that we can harness to not only reduce our greenhouse gas emissions, but also power our future growth. The Halo Energy shrouded wind turbine is changing the game and bringing scalable, economically-efficient wind energy to market. This may be your last opportunity to invest in a company that's reshaping the clean energy industry.


halo
ENERGY
Invest today and play your role in helping us fight the climate crisis and grow to new heights
INVEST TODAY